UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SOLARIS RESOURCES INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

83419D 20 1
(CUSIP Number)

Daniel Earle
Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(604) 687-1717
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83419D 20 1

1	NAMES OF REPORTING PERSONS
Daniel Earle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,939,375 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,939,375 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,939,375 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 5,641,875 common shares held directly; 972,500 common shares held indirectly through 2210637 Ontario Ltd., of which the Reporting Person is sole beneficial owner and officer; and 2,325,000 options.
(2) The percentages used herein are calculated on a partially diluted basis based upon 162,826,343 outstanding shares of Solaris Resources Inc., as of November 13, 2024, plus 2,325,000 options to purchase common shares held by Daniel Earle, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1.  Security and Issuer.

a.	Title and Class of Securities:

Common Shares, no par value (the “Common Shares”)

b.	Name of Issuer:

Solaris Resources Inc. (the “Issuer”)

c.	Address of Issuer’s Principal Executive Offices:

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

Item 2.  Identity and Background.

a.	Name of Reporting Persons:

Daniel Earle

b.	Residence or Business Address

Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1 Canada

c.	Occupation

Daniel Earle is President and Chief Executive Officer of Issuer.

d.	Convictions

During the last five years, Mr. Earle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

During the last five years, Mr. Earle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship
Canada
Item 3.  Source or Amount of Funds or Other Consideration.

Daniel Earle acquired 373,015 Common Shares pursuant to the cashless exercise of Options (defined below).  He was granted the Options under the Issuer’s Stock Option Plan in consideration of his services as President and Chief Executive Officer of Issuer.

Item 4.  Purpose of Transaction.

Mr. Earle exercised Options on November 13, 2024, as discussed in Item 5c below, on a cashless basis pursuant to the terms of the Options to acquire 373,015 Common Shares.

As of the date hereof, Mr. Earle beneficially owns 8,939,375 Common Shares, including 2,325,000 options to purchase Common Shares of the Issuer (the "Options"). The Options were granted to Mr. Earle pursuant to the Issuer's Stock Option Plan in consideration of his services as President and Chief Executive Officer of the Issuer.

The outstanding Options were granted as follows:
May 27, 2020 - Option Grant
On May 27, 2020, the Issuer granted Mr. Earle 500,000 Options.  The Options are exercisable at a price of C$0.80 per share, expire on May 27, 2025, and are fully vested and exercisable.
November 16, 2020 - Option Grant
On November 16, 2020, the Issuer granted Mr. Earle 925,000 Options.  The Options are exercisable at a price of C$4.90 per share, expire on November 2, 2025, and are fully vested and exercisable.
February 24, 2023 - Option Grant
On February 24, 2023, the Issuer granted Mr. Earle 500,000 Options.  The Options are exercisable at a price of C$5.94 per share, expire on February 24, 2028, and vest as follows: 1/4 on February 24, 2024; 1/4 on February 24, 2025; 1/4 on February 24, 2026, and 1/4 on February 24, 2027.
September 18, 2024 - Option Grant
On September 18, 2024, the Issuer granted Mr. Earle 400,000 Options.  The Options are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028.
Except as reported herein, the Reporting Person does not have any plans which related to or would result in:
a.	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	Any material change in the present capitalization or dividend policy of the Issuer;
f.	Any other material change in the Issuer's business or corporate structure;
g.	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	Any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.
a., b.	Number of shares as to which Daniel Earle has:
(i)	Sole power to vote or to direct the vote: 8,939,375
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 8,939,375
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 8,939,375
(vi)	Percent of class represented in Item (v) above: 5.4%
c.	Mr. Earle acquired the following Common Shares of the Issuer within the past 60 days:

Date	Number of Shares	Purchase Price
11/13/2024	373,015	Exercised on a cashless basis at a deemed purchase price of C$0.80 (US$0.57 using an exchange rate of US$1:C$1.3935)
d.	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Mr. Earle and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Solaris Resources Inc. Stock Option Plan effective June 20, 2018 as amended through November 12, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

/s/ Daniel Earle
Name: Daniel Earle